March 6, 2020

VIA EDGAR

Ms. Elena Stojic Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	AltShares Trust (the “Trust”) (File Nos. 333-233772, 811-23475) Registration Statement on Form N-1A

Dear Ms. Stojic:

The following are responses by and on behalf of the AltShares Trust (“Registrant”) to the comments received from you on March 3, 2020, regarding Pre-Effective Amendment No. 2 (“Pre-Effective Amendment”) to the Registration Statement on Form N-1A for the AltShares Merger Arbitrage ETF (the “Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on February 19, 2020. Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in the Pre-Effective Amendment.

Prospectus

1.	The SEC staff notes that the Fund pays a unitary fee to the Water Island Capital, LLC (the “Adviser”). Please supplementally confirm that the Fund could be required to pay the Fund’s service providers in the event that Adviser does not pay.

Response: The Registrant expects that the Adviser will pay all service providers and confirms that the Adviser is current in all its payments to the Fund’s service providers. However, the Fund could be required to pay the Fund’s service providers in the event that the Adviser does not pay.

2.	For purposes of the Fund’s revised 80% policy, please clarify what “financial instruments with economic characteristics similar to” the index constituents the Fund will invest in.

Response: The Registrant revised the Fund’s Item 4 disclosure to clarify that the Fund may invest in total return swaps on index securities and, to the extent that cash is represented in the Fund’s underlying index, extra short-term bond exchange-traded funds, money market funds, or other cash alternatives as “financial instruments with economic characteristics similar to” index constituents.

K&L Gates LLP 1601 K Street NW Washington DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com
304497198 v5

3.	Please reinsert the percentages in the Item 9 disclosure about the underlying index’s methodology. State that these are the percentages as of the date of the prospectus but that these amounts may fluctuate.

Response: The Registrant revised the disclosure as requested.

Additionally, the Registrant made the following revisions to the disclosure:

•	Corrected the name of the Fund’s underlying index;

•	Clarified the affiliation between the Adviser and the Index Provider; and

•	Added disclosure to the “Net Asset Value” section of the Prospectus to describe how swaps are priced, given that the Fund will obtain certain exposures (to index securities) by transacting in swap contracts.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475.

Sincerely,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Marianne Dobelbower, Branch Chief Christian Sandoe, Assistant Director Fatima S. Sulaiman, K&L Gates LLP

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